Exhibit 99.1

Telesat and SpaceX Announce 14-Launch Agreement for Advanced Telesat Lightspeed LEO Satellites

OTTAWA, CANADA and HAWTHORNE, CALIFORNIA – September 11, 2023 –Telesat (NASDAQ and TSX: TSAT), one of the world’s largest and most innovative satellite operators, and SpaceX, which designs, manufactures and launches the world’s most advanced rockets and spacecraft, today announced a multi-launch agreement to deliver the Telesat Lightspeed constellation to Low Earth Orbit (LEO).

Telesat has contracted 14 launches on SpaceX’s Falcon 9, the most reliable and only reusable orbital rocket flying today, which will carry up to 18 Telesat Lightspeed satellites to LEO per launch. The launch campaign is scheduled to commence in 2026 and will take advantage of SpaceX’s high launch cadence to rapidly deploy the satellites and enable Telesat to begin providing global service in 2027. Launches for the campaign will lift off from SpaceX’s launch facilities in California and Florida.

Designed from inception to serve the demanding, mission-critical connectivity requirements of enterprise and government users, the optically-linked Telesat Lightspeed network will provide multi-Gbps data links and highly secure, resilient, low-latency broadband connectivity anywhere in the world. With the August signing of MDA as the prime satellite manufacturer and all necessary launch contracts in place for global constellation deployment, Telesat is well-positioned to begin delivering unmatched, enterprise-class connectivity in late 2027.

“SpaceX has been a trusted and effective launch provider to Telesat on our geostationary satellite programs and I am delighted that they will be supporting us with their highly reliable Falcon 9 rocket to deploy the Telesat Lightspeed constellation, the most ambitious program in Telesat’s 54-year history,” stated Dan Goldberg, Telesat’s President and CEO. “Given the dedication and professionalism of the SpaceX team, and their outstanding track record of reliability and demonstrated high launch cadence, I have the utmost confidence that they will be an outstanding partner in helping us bring Telesat Lightspeed into service in a timely and low risk manner.”

“With growing demand for high-speed internet around the world, SpaceX is proud to launch and deploy Telesat’s Lightspeed constellation” said SpaceX President and Chief Operating Officer Gwynne Shotwell. “Building upon our successful launch partnership to-date, we look forward to flying Telesat once again as they expand connectivity capabilities for their customers across the globe.”

About Telesat

Backed by a legacy of engineering excellence, reliability and industry-leading customer service, Telesat (NASDAQ and TSX: TSAT) is one of the largest and most innovative global satellite operators. Telesat works collaboratively with its customers to deliver critical connectivity solutions that tackle the world’s most complex communications challenges, providing powerful advantages that improve their operations and drive profitable growth.

Continuously innovating to meet the connectivity demands of the future, Telesat Lightspeed, the company’s Low Earth Orbit (LEO) satellite network, will be the first and only LEO network optimized to meet the rigorous requirements of telecom, government, maritime and aeronautical customers. Telesat Lightspeed will redefine global satellite connectivity with ubiquitous, affordable, high-capacity links with fibre-like speeds. For updates on Telesat, follow us @Telesat on X, LinkedIn, or visit www.telesat.com.

Media Contact:

Lynette Simmons

Telesat

+1 613 748 8729

pr@telesat.com

Forward-Looking Statements Safe Harbor

This news release contains statements that are not based on historical fact and are “forward-looking statements’’ within the meaning of the Private Securities Litigation Reform Act of 1995 and Canadian securities laws. When used herein, statements which are not historical in nature, or which contain the words “will,” “expect,” “well-positioned,” “scheduled to” or similar expressions, are forward-looking statements. Actual results may differ materially from the expectations expressed or implied in the forward-looking statements as a result of known and unknown risks and uncertainties. All statements made in this press release are made only as of the date set forth at the beginning of this release. Telesat Corporation undertakes no obligation to update the information made in this release in the event facts or circumstances subsequently change after the date of this press release.

These forward-looking statements are based on Telesat Corporation’s current expectations and are subject to a number of risks, uncertainties and assumptions.

These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond Telesat Corporation’s control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. There are numerous risks and uncertainties associated with Telesat’s business and the Telesat Lightspeed constellation. Known risks and uncertainties include but are not limited to: inflation and rising interest rates; Telesat’s ability to enter into definitive funding agreements with the company’s Canadian federal and provincial government partners, and to meet the funding conditions of those agreements and of its vendor financing; technological hurdles, including our and our contractors’ development and deployment of the new technologies required to complete the constellation in time to meet our schedule, or at all; the availability of services and components from our and our contractors’ supply chains; competition; risks associated with domestic and foreign government regulation, including access to sufficient orbital spectrum to be able to deliver services effectively and access to sufficient geographic markets in which to sell those services; Telesat’s ability to develop significant commercial and operational capabilities; risks associated with operating satellites and providing satellite services, including satellite construction or launch delays, launch failures, in-orbit failures or impaired satellite performance; and volatility in exchange rates. The foregoing list of important factors is not exhaustive. Investors should review the other risk factors discussed in Telesat Corporation’s annual report on Form 20-F for the year ended December 31, 2022, that was filed on March 29, 2023, with the United States Securities and Exchange Commission (“SEC”) and the Canadian securities regulatory authorities at the System for Electronic Document Analysis and Retrieval (“SEDAR”), and may be accessed on the SEC’s website at https://www.sec.gov/ and SEDAR’s website at https://www.sedarplus.ca/ as well as our subsequent reports on Form 6-K filed with the SEC and also available on SEDAR.